UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. )*

                       BJ Services Company
                        (Name of Issuer)

             Common Stock, par value $0.10 per share
                 (Title of Class of Securities)

                           055482 10 3
                         (CUSIP Number)

                       Marc Weitzen, Esq.
          Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, 21st Floor
                    New York, New York 10036
                         (212) 626-0800
  (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         April 13, 1995
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box  //.

Check the following box if a fee is being paid with the statement //. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Chelonian Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               225,560

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               225,560

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Unicorn Associates Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               225,560

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               225,560

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries, Incorporated

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New Jersey


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               225,560

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               225,560

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ACF Industries Holding Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               225,560

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               225,560

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Highcrest Investors Corp.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               225,560

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               225,560

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Icahn Holding Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               225,560

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               225,560

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          225,560

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 0.8%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          High River Limited Partnership

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC; OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.0%

14   TYPE OF REPORTING PERSON*
          PN

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Riverdale Investors Corp., Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               617,028

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               617,028

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          617,028

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 2.2%

14   TYPE OF REPORTING PERSON*
          CO

                              SCHEDULE 13D

CUSIP No.  055482 10 3


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Carl C. Icahn

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) /x/
                                                                   (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO; AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               842,588

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               842,588

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          842,588

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
          //

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          Approximately 3.0%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $0.10 per share ("Shares"), of BJ Services Company, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 5500 Northwest Central Drive, Houston, Texas 77092.

Item 2.  Identity and Background

         The persons filing this statement are Chelonian Corp., a New York corporation ("Chelonian"), Unicorn Associates Corporation, a New York corporation ("Unicorn"), ACF Industries, Incorporated, a New Jersey corporation ("ACF"), ACF Industries Holding Corp., a Delaware corporation ("Holding"), Highcrest Investors Corp., a Delaware corporation ("Highcrest"), Icahn Holding Corporation, a Delaware corporation ("IHC"), High River Limited Partnership, a Delaware limited partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale") and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of ACF, whose principal business address and the address of its principal office is 3301 Rider Trail South, Earth City, Missouri 63045.

         Chelonian is a wholly-owned subsidiary of Unicorn.
Unicorn is a wholly-owned subsidiary of ACF. ACF is a wholly-owned subsidiary of Holding. Holding is a wholly-owned subsidiary of Highcrest. Highcrest is approximately 99.5% owned by IHC. Mr. Icahn is the sole stockholder of IHC. Riverdale is the general partner of High River, and Mr. Icahn is the sole stockholder of Riverdale.

         Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

         Chelonian and Unicorn are primarily engaged in the business of investing in securities. ACF is primarily engaged in the leasing, sale and manufacture of railroad freight and tank cars. Holding, Highcrest and IHC are primarily engaged in holding, either directly or through subsidiaries, a majority of the common stock of ACF. IHC also holds all of the stock of Icahn & Co., Inc. ("Icahn & Co."), a registered broker-dealer. From time to time, IHC invests directly and indirectly in securities. High River is primarily engaged in the business of investing in securities. Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River. Mr. Icahn's present principal occupation is acting as Chairman of the Board of Directors of ACF.

         The name, present principal occupation or employment and business address of each director and executive officer of Chelonian, Unicorn, ACF, Holding, Highcrest, IHC and Riverdale are set forth on Schedule A attached hereto.

         Carl C. Icahn is the sole stockholder and director of Riverdale and the sole stockholder, a director and President of IHC. Mr. Icahn is also Chairman of the Board, a director and President of Highcrest and Chairman of the Board and a director of Holding and ACF. Further, Mr. Icahn is a director of Unicorn and Chelonian. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

         Neither Chelonian, Unicorn, ACF, Holding, Highcrest, IHC, High River, Riverdale, Mr. Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Pursuant to the Agreement and Plan of Merger, as amended, effective April 13, 1995, a copy of which is attached hereto as Exhibits 5(a) and 5(b) and which is hereby incorporated by reference (the "Merger Agreement"), providing for, among other things, the merger of The Western Company of North America, a Delaware corporation ("Western"), into the Issuer (the "Merger"), Chelonian acquired 166,400 Shares and 59,160 warrants, each warrant representing the right to purchase one Share at $30 per share (the "Warrants"). The Warrants are exercisable at any time after the effective date of the Merger and prior to the fifth anniversary of the closing date of the Merger. Chelonian acquired the Shares and the Warrants in exchange for its respective holdings of Western common stock, common stock which was previously acquired by Chelonian in the open market.

         Prior to the Merger, High River purchased 335,600 Shares in the open market for the aggregate purchase price of $5,741,930.50, including payment of commissions. The sources of funding for the purchase of these Shares were working capital of High River and borrowings pursuant to a margin account agreement with Bear, Stearns Securities Corp., Bear, Stearns & Co. Inc. ("Bear Stearns"), a form of which is attached hereto as Exhibit 2 and which is hereby incorporated by reference.

         Prior to the Merger, Riverdale purchased 179,100 Shares in the open market for the aggregate purchase price of $3,530,348, including payment of commissions. The sources of funding for the purchase of these Shares were borrowings pursuant to (i) margin account agreements with each of (A) National Financial Services Corporation ("NFSC"), a form of which is attached hereto as Exhibit 3 and which is hereby incorporated by reference, and (B) Bear Stearns, a form of which is attached hereto as Exhibit 2 and which is hereby incorporated by reference, and (ii) a $10,000,000 line of credit facility provided to Riverdale by Highcrest, a form of which is attached hereto as Exhibit 4 and which is hereby incorporated by reference. Pursuant to the Merger, Riverdale acquired an additional 859,538 Shares and 305,590 Warrants. These Shares and Warrants were issued in exchange for Riverdale's respective holdings of Western common stock, which common stock Riverdale previously acquired in the open market.

Item 4.  Purpose of Transaction

         Prior to the Merger, Registrants acquired their Shares based upon their belief that Shares were undervalued. Registrants acquired the balance of their Shares in connection with the Merger. On May 10,1995, Registrants determined to begin selling their Shares.

         Depending on market conditions and other factors, Registrants reserve the right at any time and from time to time to acquire additional Shares, whether in open market purchases, privately negotiated transactions or otherwise. Registrants also reserve the right at any time and from time to time to dispose of some or all of their Shares, whether in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5.  Interest in Securities of Issuer

         (a) As of the close of business on May 17, 1995, Registrants may be deemed to beneficially own in the aggregate 842,588 Shares (including the Shares underlying the Warrants), representing approximately 3.0% of the Issuer's outstanding Shares (based upon the 27,921,880 Shares stated to be outstanding by the Company). Registrants have direct beneficial ownership of the Shares, including the Shares underlying the Warrants, as follows:

                   NUMBER OF      APPROXIMATE PERCENTAGE OF
NAME               SHARES         OUTSTANDING SHARES

Chelonian          225,560        0.8%

High River         0              0.0%

Riverdale          617,028        2.2%


         Mr. Icahn (by virtue of his relationships to the other Registrants, as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act), the Shares which each of Chelonian and Riverdale directly beneficially own. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         Each of Unicorn (by virtue of its position as sole shareholder of Chelonian), ACF (by virtue of its position as sole shareholder of Unicorn), Holding (by virtue of its position as sole shareholder of ACF), Highcrest (by virtue of its position as sole stockholder of Holding) and IHC (by virtue of its position as controlling stockholder of Highcrest) may be deemed to beneficially own the Shares which Chelonian directly beneficially owns. Each of Unicorn, ACF, Holding, Highcrest and IHC disclaims beneficial ownership of such Shares for all other purposes.

         To the best of Registrants' knowledge, except as set forth herein, neither the directors nor the executive officers of the Registrants beneficially own any Shares.

         (b) Each of Chelonian and Riverdale has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which it directly beneficially owns.

         Each of Unicorn, ACF, Holding, Highcrest, IHC and Mr. Icahn may be deemed to share with Chelonian the power to vote or to direct the vote and to dispose or to direct the disposition of Shares which Chelonian directly beneficially owns. Mr. Icahn may also be deemed to share with Riverdale the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares which Riverdale directly beneficially owns.

         (c) The following table sets forth all transactions with respect to the Shares, including all Shares underlying the Warrants, effected during the past sixty days by each of the persons named in Item 5(a) above. The transactions taking place on May 2, 1995 reflect receipt of Shares pursuant to the Merger. All other transactions set forth below in parentheses reflect open market sales effected on the New York Stock Exchange.


               PRICE PER     RIVERDALE      HIGH RIVER   CHELONIAN
TRADE DATE     SHARE ($)     SHARES         SHARES       SHARES

5/02/95        Not           1,165,128      0            225,560
               Applicable

5/10/95        24.5000       (1,900)        (335,600)    0

5/12/95        24.4074       (40,500)       0            0

5/15/95        24.2823       (199,200)      0            0

5/16/95        24.086        (178,100)      0            0

5/17/95        24.002        (307,500)      0            0


         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any Shares which Registrants may be deemed to beneficially own.

         (e) As of May 16, 1995, the Registrants ceased to be beneficial owners of more than five percent of the Shares.

         Contracts, Arrangements, Understandings
         or Relationships With Respect to
Item 6.  Securities of the Issuer

         Registrants are party to a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 1, with respect to the filing of this statement and any amendments thereto.

         Each of Riverdale and High River is a party to a margin agreement with Bear Stearns, a form of which is attached hereto as
Exhibit 2. Each of Riverdale and Chelonian is a party to a margin agreement with NFSC, a form of which is attached hereto as Exhibit
3. Riverdale has entered into a line of credit facility with Highcrest, a form of which is attached hereto as Exhibit 4.

Item 7. Materials to be filed as Exhibits

         The following documents are filed as Exhibits to this
Schedule 13D:

         Exhibit 1      Joint Filing Agreement

         Exhibit 2      Form of Margin Agreement between Bear
                        Stearns and each of Riverdale and High
                        River

         Exhibit 3      Form of Margin Agreement between NFSC and
                        Riverdale

         Exhibit 4 Form of Promissory Note between Riverdale and Highcrest

         Exhibit 5(a)   Agreement and Plan of Merger

         Exhibit 5(b)   First Amendment to Agreement and Plan of
                        Merger

                           Schedule A

         Name, Business Address and Principal
         Occupation of each Executive Officer and
         Director of Registrants
         ----------------------------------------

         The following sets forth the name and principal occupation of each executive officer and director of the Registrants. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is 100 South Bedford Road, Mt. Kisco, New York 10549. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Registrants owns any Shares of Issuer.


ACF INDUSTRIES HOLDING CORP.

NAME                              POSITION
Carl C. Icahn                     Chairman of the Board
                                  and Director

Richard T. Buonato                Director, Vice President
                                  and Secretary

Robert J. Mitchell                President and Treasurer


ACF INDUSTRIES, INCORPORATED

NAME                              POSITION
Carl C. Icahn                     Chairman of the Board
                                  and Director

Alfred D. Kingsley                Vice Chairman of the
                                  Board and Director

James J. Unger<F1>                President and Director

Roger D. Wynkoop<F1>              Executive Vice President

James C. Bates<F1>                Vice President and Chief
                                  Financial Officer

Carl D. Eckhoff                   Vice President-Taxes

John L. Bowers<F1>                Vice President and General
                                  Manager-Manufacturing
                                  Operations

William L. Finn<F1>               Vice President-Operations and
                                  General Manager-New Business
                                  Group

David R. Sutliff<F1>              Vice President-Engineering

George E. Sullivan<F1>            Vice President-Sales and
                                  Leasing

Robert J. Mitchell                Treasurer and Secretary


CHELONIAN CORP.

NAME                              POSITION
Carl C. Icahn                     Director

Edward E. Mattner                 President and Treasurer

Gail Golden                       Vice President and Secretary


HIGHCREST INVESTORS CORP.

NAME                              POSITION
Carl C. Icahn                     Chairman of the Board, Director
                                  and President

Richard T. Buonato                Director, Senior Vice President
                                  and Treasurer

Edward E. Mattner                 Director

Mark H. Rachesky                  Managing Director

Gail Golden                       Vice President and Secretary


ICAHN HOLDING CORPORATION

NAME                              POSITION
Carl C. Icahn                     Director and President

Joseph D. Freilich<F2>            Director, Secretary and
                                  Treasurer

Mark H. Rachesky                  Managing Director

Richard T. Buonato<F2>            Vice President and Controller


RIVERDALE INVESTORS CORP., INC.

NAME                              POSITION
Carl C. Icahn                     Director

Edward E. Mattner                 President

Robert J. Mitchell                Vice President and Treasurer

Gail Golden                       Vice President and Secretary

Richard T. Buonato                Assistant Secretary


UNICORN ASSOCIATES CORPORATION

NAME                              POSITION
Carl C. Icahn                     Director

Edward Mattner                    President and Treasurer

Gail Golden                       Vice President and Secretary


_______

<F1>  Business address is 3301 Rider Trial South, Earth City,
Missouri 63045.
<F2>  Business address is 1 Wall Street Court, Suite 980, New York,
New York 10005

                           SIGNATURES
         After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on
Schedule 13D concerning the common stock, par value $.10 per share, of BJ Services Company, a Delaware corporation, is true, complete and correct.

Dated:  May 17, 1995

                                  ICAHN HOLDING CORPORATION



                                  By:   /s/ Richard T. Buonato
                                        Richard T. Buonato
                                  Its:  Vice President and
                                        Controller


                                  HIGHCREST INVESTORS CORP.



                                  By:   /s/ Richard T. Buonato
                                        Richard T. Buonato
                                  Its:  Senior Vice President and
                                        Treasurer


                                  ACF INDUSTRIES HOLDING CORP.



                                  By:   /s/ Richard T. Buonato
                                        Richard T. Buonato
                                  Its:  Vice President and
                                        Secretary


                                  ACF INDUSTRIES, INCORPORATED



                                  By:   /s/ Robert J. Mitchell
                                        Robert J. Mitchell
                                  Its:  Treasurer and Secretary
                                  RIVERDALE INVESTORS CORP., INC.
                                  UNICORN ASSOCIATES CORPORATION
                                  CHELONIAN CORP.



                                  By:   /s/ Gail Golden
                                        Gail Golden
                                  Its:  Vice President and
                                        Secretary


                                  HIGH RIVER LIMITED PARTNERSHIP

                                  By:   RIVERDALE INVESTORS CORP.,
                                        INC.
                                  Its: General Partner



                                  By:   /s/ Gail Golden
                                        Gail Golden
                                  Its:  Vice President and
                                        Secretary



                                  /s/ Carl C. Icahn
                                  Carl C. Icahn



























                [Signature Page of Schedule 13D
              with respect to BJ Services Company]